Exhibit 99.3

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

December 31, 2016

(expressed in thousands of Canadian dollars)

February 13, 2017

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Balance Sheet
As at December 31, 2016 and June 30, 2016
(expressed in thousands of Canadian dollars)

	December 31, 2016	June 30, 2016
	$	$
Assets
Current assets
Cash and cash equivalents	58,210	80,446
Amounts receivable (note 4)	194,527	184,292
Prepaid expenses and other	10,456	7,779
Investment in film and television programs (notes 3 and 5)	159,448	239,752
	422,641	512,269
Long-term amounts receivable (note 4)	21,140	20,753
Deferred financing fees	440	526
Acquired and library content (notes 3 and 6)	83,773	—
Property and equipment	25,816	17,683
Intangible assets	137,855	144,610
Goodwill	204,578	205,342
	896,243	901,183
Liabilities
Current liabilities
Bank indebtedness (note 7)	8,641	—
Accounts payable and accrued liabilities	103,868	128,444
Deferred revenue	43,326	27,605
Interim production financing (note 7)	89,124	92,003
Current portion of long-term debt and obligations under finance leases (note 7)	11,803	11,567
	256,762	259,619
Long-term debt and obligations under finance leases (note 7)	275,778	280,506
Other liabilities	11,481	15,010
Deferred income taxes (note 9)	8,533	9,213
	552,554	564,348
Shareholders’ Equity	343,689	336,835
	896,243	901,183
Commitments and contingencies (note 13)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity
For the six month periods ended December 31, 2016 and 2015
(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive loss $	Retained earnings $	Total $
Balance - June 30, 2015	236,757	15,756	(8,355)	17,796	261,954
Net income for the period	—	—	—	19,195	19,195
Other comprehensive loss for the period	—	—	(6,025)	—	(6,025)
Comprehensive income for the period	—	—	(6,025)	19,195	13,170
Shares issued pursuant to the employee share purchase plan ("ESPP")	129	—	—	—	129
Stock options exercised	3,855	(1,202)			2,653
Dividends reinvested and paid	154	—	—	(3,744)	(3,590)
Share-based compensation	—	2,908	—	—	2,908
Balance - December 31, 2015	240,895	17,462	(14,380)	33,247	277,224

Balance - June 30, 2016	302,828	20,488	(20,286)	33,805	336,835
Net income for the period	—	—	—	7,127	7,127
Other comprehensive income for the period	—	—	954	—	954
Comprehensive income for the period	—	—	954	7,127	8,081
Shares issued pursuant to the ESPP	103	—	—	—	103
Stock options exercised	149	(45)	—	—	104
Dividends reinvested and paid	492	—	—	(4,817)	(4,325)
Share-based compensation	—	2,891	—	—	2,891
Balance - December 31, 2016	303,572	23,334	(19,332)	36,115	343,689

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Income
For the three and six month periods ended December 31, 2016 and 2015
(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
Revenues (note 17)	78,884	81,480	132,718	145,390

Expenses (note 11)
Direct production costs and expense of film and television produced	36,866	41,633	59,516	73,084
Amortization of acquired and library content (notes 3 and 6)	2,526	—	5,827	—
Amortization of property and equipment and intangible assets	4,059	3,457	7,884	6,673
Development expenses and other	846	1,316	1,472	2,455
Write-down of investment in film and television programs	447	500	447	500
Selling, general and administrative	19,640	18,345	37,283	35,621
Finance expense (note 10)	6,830	3,908	10,797	10,031
Finance income (note 10)	(124)	(2,622)	(301)	(6,808)
	71,090	66,537	122,925	121,556
Income before income taxes	7,794	14,943	9,793	23,834
Provision for (recovery of) income taxes
Current income taxes (note 9)	2,501	3,991	3,036	7,841
Deferred income taxes (note 9)	(462)	(719)	(370)	(3,202)
	2,039	3,272	2,666	4,639
Net income for the period	5,755	11,671	7,127	19,195
Basic earnings per common share (note 15)	0.04	0.09	0.05	0.15
Diluted earnings per common share (note 15)	0.04	0.09	0.05	0.15

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income
For the three and six months periods ended December 31, 2016 and 2015
(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
Net income for the period	5,755	11,671	7,127	19,195
Other comprehensive income (loss)
Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	(402)	(2,195)	954	(6,025)
Comprehensive income for the period	5,353	9,476	8,081	13,170

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the six month periods ended December 31, 2016 and 2015
(expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2016	2015
	$	$
Cash provided by (used in)
Operating activities
Net income for the period	7,127	19,195
Charges (credits) not involving cash
Amortization of property and equipment	2,260	2,186
Amortization of intangible assets	5,624	4,487
Amortization of acquired and library content	5,827	—
Unrealized foreign exchange loss (gain)	5,105	(4,444)
Amortization of deferred financing fees	797	785
Write-down of investment in film and television programs	447	500
Accretion on tangible benefit obligation	396	460
Share-based compensation	2,891	2,908
Amortization of debt premium	69	14
Movement in the fair value of embedded derivatives	(2,100)	750
Deferred tax expense (recovery)	(370)	(3,202)
Net investment in film and television programs (note 16)	(20,884)	(39,337)
Net change in non-cash balances related to operations (note 16)	(14,680)	(15,669)
Cash provided by (used in) operating activities	(7,491)	(31,367)
Financing activities
Dividends paid	(4,325)	(3,590)
Proceeds from issuance of common shares related to ESPP and options exercised	207	2,782
Proceeds from bank indebtedness	8,641	9,173
Proceeds from (repayments of) interim production financing	(2,879)	15,458
Proceeds from long-term debt, net of costs	—	47,198
Repayment of long-term debt and obligations under finance leases	(5,966)	(6,804)
Cash provided by (used in) financing activities	(4,322)	64,217
Investing activities
Acquisition of property and equipment	(8,724)	(1,358)
Acquisition/cost of intangible assets	(1,927)	(14,668)
Cash used in investing activities	(10,651)	(16,026)
Effect of foreign exchange rate changes on cash	228	830
Net change in cash and cash equivalents during the period	(22,236)	17,654
Cash and cash equivalents - Beginning of period	80,446	42,907
Cash and cash equivalents - End of period	58,210	60,561

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international market, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting ("IAS 34"). Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34, requires the use of critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company's annual consolidated statements for the year ended June 30, 2016, except for the critical judgments and estimation involved in the adoption of the amendments to IAS 38, Intangible Assets, effective July 1, 2016, which is described in Note 3 to these unaudited interim condensed consolidated financial statements. The financial statements should be read in conjunction with the Company's annual financial statements for the year ended June 30, 2016.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows.

These financial statements have been authorized for issuance by the Board of Directors on February 13, 2017.

3	Significant accounting policies, judgments and estimation uncertainty

Except as otherwise noted hereunder, these unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2016.  Refer to note 3 of the Company's financial statements for the year ended June 30, 2016 for disclosure on new accounting standards issued and amendments not yet effective.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

(1)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Investment in film and television programs / Acquired and library content

Effective July 1, 2016, the Company adopted the amendment to IAS 38, Intangible Assets, which restricts the use of revenue-based amortization.  Previously, the Company’s policy was to expense investment in film and television programs using a revenue-based model.  In adopting the amendment, the Company has separated its investment in film and television programs into two categories: productions completed and released and acquired and library content.  Productions completed and released consist of all productions that have current active production or have had recent active production.  This category will continue to be accounted for as inventory and classified as short-term.  Acquired and library content consists of acquired content and library assets that have been transferred from productions completed and released.  This category will be accounted for as an intangible asset and presented separately.   Productions completed and released are expensed using a declining balance method at rates ranging from 50 - 90% at the time of initial episodic delivery and at rates ranging from 10 - 25% annually, which are recognized over the year as the underlying rights are consumed, thereafter.  Acquired and library content is amortized using a declining balance method at rates ranging from 10 - 20% annually.  The amendment to IAS 38 has been adopted on a prospective basis.

Share-based compensation / Performance share unit plan

On December 16, 2015, the Company's Shareholders approved a Performance Share Unit Plan (the “Plan”) for eligible employees. Under the Plan, performance share units ("PSUs") are granted at the discretion of the Board based on a notional equity value of the common shares of the Company tied to a specified formula. The number of PSUs that ultimately vest under an each grant is dependent on continued employment for a period of time and the achievement of specific performance measures. On the vesting date, each employee will receive common shares as settlement; accordingly, grants of PSUs are accounted for as equity settled instruments. The Company recognizes compensation expense offset by contributed surplus equal to the estimated fair of the PSUs granted on a straight line basis over the applicable vesting period, taking into consideration forfeiture estimates. Compensation expense is adjusted prospectively for subsequent changes in management’s estimate of the number of PSUs that are expected to vest.

4	Amounts receivable

	December 31, 2016	June 30, 2016
	$	$
Trade receivables	101,518	89,746
Less: Provision for impairment of trade receivables	(7,349)	(6,459)
	94,169	83,287
Goods and services tax recoverable, net	981	1,144
Federal and provincial film tax credits and other government assistance	99,377	99,861
Short-term amounts receivable	194,527	184,292
Long-term amounts receivable	21,140	20,753
Total amounts receivable	215,667	205,045

(2)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4	Amounts receivable (continued)

The aging of trade receivables not impaired is as follows:

	December 31, 2016	June 30, 2016
	$	$
Less than 60 days	86,797	74,173
Between 60 and 90 days	666	1,222
Over 90 days	6,706	7,892
	94,169	83,287

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	December 31, 2016	June 30, 2016
	$	$
Opening balance	6,459	5,798
Provision for receivables	1,149	2,761
Receivables written off during the period	—	(1,039)
Exchange differences	(259)	(1,061)
Closing balance	7,349	6,459

(3)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Investment in film and television programs

	December 31, 2016	June 30, 2016
	$	$
Development costs	2,928	1,440
Productions in progress
Cost, net of government and third party assistance and third party participation	31,358	25,061
Productions completed and released
Cost, net of government and third party assistance and third party participation	452,342	429,234
Accumulated expense	(332,209)	(319,139)
Accumulated write-down of investment in film and television programs	(10,401)	(9,954)
Transfer to acquired and library content and reclassification of participation payables (notes 3 and 6)	(29,590)	—
	80,142	100,141
Acquired participation rights - theatrical and non-theatrical
Cost	123,361	123,361
Accumulated expense	(53,926)	(53,926)
Transfer to acquired and library content (notes 3 and 6)	(69,435)	—
	—	69,435
Program and film rights - broadcasting
Cost	117,987	104,816
Accumulated expense	(72,967)	(61,141)
	45,020	43,675
	159,448	239,752

All program and film rights - broadcasting, noted above, relate to DHX Television.

The continuity of investment in film and television programs is as follows:

	December 31, 2016	June 30, 2016
	$	$
Net opening investment in film and television programs	239,752	194,226
Increase in development costs	1,488	150
Cost of productions (completed and released and productions in progress), net of government assistance and third party contributions	31,122	91,366
Expense of investment in film and television programs	(13,070)	(75,184)
Write-down in value of certain investment in film and television programs	(447)	(1,750)
Increase of program and film rights - broadcasting	13,171	58,810
Expense of program and film rights - broadcasting	(11,826)	(23,305)
Transfer to acquired and library content and reclassification of participation payables (notes 3 and 6)	(99,025)	—
Exchange differences	(1,717)	(4,561)
	159,448	239,752

During the three and six months ended December 31, 2016, interest of $548 and $1,142 (2015 - $441 and $1,302) has been capitalized to investment in film and television programs.

(4)

DHX Media Ltd.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Acquired and library content

December 31, 2016
$
Transfer from investment in film and television programs and a reclassification of participation payables	89,600
Accumulated amortization	(5,827)
83,773

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	December 31, 2016	June 30, 2016
	$	$
Bank indebtedness	8,641	—
Interim production financing	89,124	92,003
Long-term debt and obligations under finance leases	287,581	292,073
Interest bearing debt and obligations under finance leases	385,346	384,076
Amount due within 12 months	(109,568)	(103,570)
Amount due beyond 12 months	275,778	280,506

Effective July 31, 2014 and commensurate with the closing of the Company’s acquisition of DHX Television, the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the Company’s senior secured credit facility.

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

a)	Bank indebtedness

The Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to the Drawdown Rate + 4.50% of the outstanding Amended Revolving Facility.

As at December 31, 2016, the Company had available and undrawn credit under this facility of $21,359.

(5)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

b)	Interim production financing

	December 31, 2016	June 30, 2016
	$	$
Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $117,815 at December 31, 2016 (June 30, 2016 - $131,169).	89,124	92,003

As of December 31, 2016, the Company had $7,638 (June 30, 2016 - $8,477) in undrawn interim production financing pursuant to an agreement entered into on August 5, 2014 with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

During the six months ended December 31, 2016, the $CDN bank prime rate averaged 2.70% (year ended June 30, 2016 - 2.71%).

Federal and provincial film tax credits receivable (see note 4) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid, as required by the financing agreement.

c)	Long-term debt and obligations under capital leases

	December 31, 2016	June 30, 2016
	$	$

Amended Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Facility Agreement, (note 7 (c)(i)), net of unamortized issuance costs of $1,145 (June 30, 2016 - $1,692)	64,977	67,578
Senior Unsecured Notes net of issuance costs, fair value of the Redemption Option and the unamortized premium of $5,028 (June 30, 2016 - $5,180) (note 7 (c)(ii))	218,049	219,928
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from January 2017 to February 2019	4,555	4,567
	287,581	292,073
Less: Current portion	(11,803)	(11,567)
	275,778	280,506

(6)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

(i)	Amended Term Facility

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014, commensurate with the closing of the Company’s acquisition of DHX Television, provided for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, maturing on July 31, 2019.

During the year ended June 30, 2015, and in conjunction with the initial issuance (the "Initial Issuance") of the senior unsecured notes ("Senior Unsecured Notes" or "Notes") (note 7 (c) (ii)), the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge of $3,913, being a portion of the previously unamortized debt issue costs at the time of repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, maturing on July 31, 2019.

Effective December 31, 2015, the Amended Term Facility was amended to include additional principal amounts of $20,000 and US$20,000, maturing on July 31, 2019.

During the year ended June 30, 2016, and in conjunction with the additional issuance (the "Additional Issuance") of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $47,016 and, accordingly recognized a debt extinguishment charge of $1,364, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

The Amended Term Facility is repayable in annual amortization payments (as a percentage of the principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, which commenced on December 31, 2014, with the remaining balance due on maturity, which is July 31, 2019.

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Amended Term Facility outstanding.

As at December 31, 2016, the Amended Term Facility is fully drawn, and the amount payable in US dollars was US$28,925 (June 30, 2016 - US$30,998); the remainder of the Amended Term Facility is payable in Canadian dollars.

(7)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 3.50.
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

As at December 31, 2016, the Company is in compliance with these ratios.

(ii)	Senior Unsecured Notes

On December 2, 2014, the Company completed the Initial Issuance, via private placement, of Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $175,000, at a price of $1,000 per $1,000 of principal. The Senior Unsecured Notes bear interest at a rate of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are an unsecured obligation. The net proceeds of $169,760 from the Initial Issuance of the Senior Unsecured Notes were used to repay debt under the Company's Amended and Restated Senior Secured Credit Agreement, with $18,000 being repaid on the Amended Revolving Facility and $151,760 being repaid on the Amended Term Facility.

On May 13, 2016, the Company completed the Additional Issuance, via private placement, of the Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $50,000 at a price of $975 per $1,000 of principal. The net proceeds of $47,016 from the Additional Issuance of the Senior Unsecured Notes were used to pay debt under the Company's Amended Term Facility.

As at December 31, 2016, the outstanding principal amount due on the Senior Unsecured Notes was $225,000 (June 30, 2016 - $225,000)

The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statement of income (note 10).

On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

(8)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Notes contain non-financial covenants and customary events of default clauses. As of December 31, 2016, the Company was in compliance with the covenants under the Notes.

(iii)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$
Year ended June 30, 2017	6,365
2018	11,448
2019	10,436
2020	42,496
2021 and beyond	225,004

8	Share capital and contributed surplus

Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at December 31, 2016, the Company had 108,442,506 Common Voting Shares, 25,482,711 Variable Voting Shares and nil Non-Voting Shares issued and Outstanding.

During the six months ended December 31, 2016, the Company issued 14,780 common shares, at an average price of $6.94 as part of the Company’s employee share purchase plan.

During the six months ended December 31, 2016, 60,000 common shares were issued out of treasury at an average price of $1.73 upon exercise of stock options.

During the six months ended December 31, 2016, the Company issued 75,708 common shares at an average price of $6.50, as part of the shareholder enrollment in the Company's dividend reinvestment program.

Options

During the six months ended December 31, 2016, 60,000 stock options were exercised at an average price of $1.73 per share for total proceeds of $104.

On October 3, 2016, 1,342,400 stock options were issued at $7.02 per share, vesting over four years, expiring on October 2, 2023.

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the six months ended December 31, 2016 are as follows:

Weighted average grant value date	$2.09
Expected option life	5 years
Risk-free interest rate	0.58%
Expected volatility	37%
Expected dividend yield	1.03%

(9)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Share capital and contributed surplus (continued)

Changes in the assumptions can materially affect the fair value of estimates and therefore, the existing models do not necessarily provide a measure of the fair value of stock options.

Performance share unit plan

As described in note 3, on December 16, 2015, the Company's Shareholders approved the Plan for eligible employees of the Company. During the six months ended December 31, 2016, and in two separate awards, the Company granted certain eligible employees a target number of PSUs that vest over up to a three-year period. On the vesting date, each eligible employee will receive common shares as settlement.

During the period and as at December 31, 2016, there were 452,992 (June 30, 2016 - nil) PSUs both granted and outstanding. During the period, the compensation expense recognized as a result of the PSUs was $375 (Fiscal 2016 - $nil).

For the PSUs granted during the period, a weighted average estimated fair value of $6.86 per PSU was determined using the Black-Scholes model with the following weighted average assumptions:

Expected life	2.25 years
Risk-free interest rate	0.51%
Expected volatility	30.5%
Expected dividend yield	1.03%

9	Income taxes

Significant components of the Company’s net deferred income tax liability as at December 31, 2016 and June 30, 2016 are as follows:

	December 31, 2016	June 30, 2016
	$	$
Broadcast licenses	(8,984)	(8,984)
Tangible benefit obligation	2,389	3,133
Leasehold inducement	123	123
Foreign tax credits	85	85
Participation payables and finance lease obligations and other liabilities	64	64
Property and equipment	(1,503)	(1,417)
Share issuance costs and deferred financing fees	1,228	1,526
Investment in film and television programs	(8,951)	(11,558)
Intangible assets	(6,065)	(7,161)
Non-capital losses and other	13,081	14,976
Net deferred income tax liability	(8,533)	(9,213)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $42,866 at December 31, 2016 (June 30, 2016 - $31,498).

(10)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Income taxes (continued)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
Income tax expense based on combined federal and provincial tax rates of 31% (December 31, 2015 - 31%)	2,399	4,632	3,019	7,389
Income taxes increased (reduced) by:
Share-based compensation	496	563	896	901
Tax rate differential	(298)	(1,189)	(876)	(2,354)
Other	(558)	(734)	(373)	(1,297)
Provision for income taxes	2,039	3,272	2,666	4,639

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

10	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
Finance income
Interest income	124	76	301	160
Net foreign exchange gain	—	2,546	—	6,648
	124	2,622	301	6,808
Finance expense
Interest expense on bank indebtedness	52	204	79	293
Accretion of tangible benefit obligation	207	232	396	460
Interest on long-term debt, obligations under finance leases and other	4,711	4,215	9,153	8,514
Amortization of debt premium on Senior Unsecured Notes (note 7)	13	7	69	14
Net foreign exchange loss	2,172	—	3,200	—
Movement in fair value of the Embedded Derivatives on the Senior Unsecured Notes (note 7)	(325)	(750)	(2,100)	750
	6,830	3,908	10,797	10,031

(11)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
Investment in film and television programs
Direct production and new media costs	20,854	9,014	34,620	13,412
Expense of film and television programs	10,057	20,320	13,070	35,191
Expense of film and broadcast rights for broadcasting	5,955	6,089	11,826	15,069
Expense of acquired library	—	6,210	—	9,412
Write-down of investment in film and television programs	447	500	447	500
Development expenses and other	846	1,316	1,472	2,455
Amortization of acquired and library content (notes 3 and 6)	2,526	—	5,827	—
Office and administrative	5,468	4,240	11,895	10,784
Finance expense, net	6,706	1,286	10,496	3,223
Investor relations and marketing	523	493	895	717
Professional and regulatory	1,164	518	2,146	1,745
Amortization of property and equipment and intangible assets	4,059	3,457	7,884	6,673
	58,605	53,443	100,578	99,181
The following sets out the components of employee benefits expense:
Salaries and employee benefits	10,884	11,277	19,456	19,467
Share-based compensation	1,601	1,817	2,891	2,908
	12,485	13,094	22,347	22,375
	71,090	66,537	122,925	121,556

12	Financial instruments

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.

Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

(12)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Financial instruments (continued)

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

Financial assets and liabilities measured at fair value

	As at
	December 31, 2016		June 30, 2016
	Fair value hierarchy	Fair value liability(1)	Fair value hierarchy	Fair value liability(1)
Embedded Derivatives (2)	Level 2	(132)	Level 2	(1,968)
Foreign currency forwards(3)	Level 2	(258)	Level 2	(182)

(1) The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent   valuations are based on observable inputs to the valuation model.

(2) The fair values of the Embedded Derivatives are determined using valuation models.

(3) The fair value of forward currency contracts is determined using prevailing exchange rates.

Financial assets and liabilities not measured at fair value

The carrying amounts reported on the financial statements for cash and cash equivalents, trade receivables and accounts payable and accrued liabilities all approximate their fair values due to their immediate or short-term nature. Bank indebtedness was renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The following table summarizes the fair value and carrying value of other financial assets and liabilities that are not recognized at fair value on a recurring basis on the consolidated balance sheets:

	As at
	December 31, 2016			June 30, 2016
	Fair value hierarchy	Fair value liability	Carrying value	Fair value hierarchy	Fair value liability	Carrying value
Amended Term Facility (1)	Level 2	(64,977)	(64,977)	Level 2	(67,578)	(67,578)
Senior Secured Notes (2)	Level 2	(225,563)	(218,049)	Level 2	(221,625)	(219,928)
Obligations under finance leases (3)	Level 2	(4,555)	(4,555)	Level 2	(4,567)	(4,567)
Interim production financing (4)	Level 2	(89,124)	(89,124)	Level 2	(92,003)	(92,003)
Other liabilities (5)	Level 3	(8,496)	(8,496)	Level 3	(15,010)	(15,010)

(1) The interest rates on the Amended Term Facility resets every 90 days; therefore, the fair value, using a market approach approximates the carrying value.

(2) Management estimates the fair value using a market approach, based on publicly disclosed trades between arm's length parties.

(3) Management estimates the fair value using a discounted cash flow analysis, based on discount rates that reflect current conditions.

(4) Interim production financing bears interest rates at variable rates, therefore management believes the fair value approximates the carrying value.

(5) The fair value of other financial liabilities, which includes the tangible benefit obligation and the long-term portion of certain other contractual liabilities, was estimated based on discounting the expected future cash flows at 6%. The key unobservable assumptions in calculating the fair value are the timing of the payments over the next five years related to the tangible benefit obligation included in other liabilities, and the discount rate used for discounting the other liabilities.

(13)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$
Year ended June 30, 2017	5,018
2018	9,553
2019	8,683
2020	7,567
Beyond 2020	39,209

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $33,536.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at December 31, 2016, related to the above matters is estimated at $400.

14	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. During the six months ended December 31, 2016, the Company declared and paid dividends totalling $4,817 (December 31, 2015 - $3,744). The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	December 31, 2016	June 30, 2016
	$	$
Total bank indebtedness, long-term debt and obligations under capital leases	296,222	292,073
Less: Cash and cash equivalents	(58,210)	(80,446)
Net debt	238,012	211,627
Total Shareholders’ Equity	343,689	336,835
	581,701	548,462

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

(14)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
Net income	5,755	11,671	7,127	19,195
Weighted average number of common shares	134,067,727	124,734,327	133,927,805	124,360,854
Basic earnings per share	0.04	0.09	0.05	0.15

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and performance share units. For both the stock options and the performance share units, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and performance share units. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of stock options and issuance performance share units.

For the three and six months ended December 31, 2016 the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 1,102,390 and 1,021,838 respectively (December 31, 2015 - 1,773,779 and 2,083,634).

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
Net income	5,755	11,671	7,127	19,195
Weighted average number of common shares	135,170,117	126,508,106	134,949,643	126,444,488
Diluted earnings per share	0.04	0.09	0.05	0.15

(15)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Net change in non-cash balances related to operations

	Six months ended
	December 31,	December 31,
	2016	2015
	$	$
Decrease (increase) in amounts receivable	(9,281)	(23,054)
Decrease (increase) in prepaid expenses and deposits	(2,677)	8,102
Decrease (increase) in long-term amounts receivable	(387)	445
Increase (decrease) in accounts payable and accrued liabilities	(15,053)	14,170
Increase (decrease) in deferred revenue	15,721	(12,578)
Tangible benefit obligation payments	(3,003)	(2,754)
	(14,680)	(15,669)

During the period, the Company paid and received the following:
	$	$
Interest paid	9,771	11,422
Interest received	301	160
Taxes paid	9,126	4,474

Net investment in film and television programs

	Six months ended
	December 31,	December 31,
	2016	2015
	$	$
Decrease (increase) in development	(1,488)	111
Decrease (increase) in productions in progress	(6,297)	(6,012)
Decrease (increase) in productions completed and released	(24,824)	(61,213)
Expense of film and television programs	13,070	36,855
Expense of acquired library	—	9,883
Decrease (increase) in program and film rights - broadcasting	(13,171)	(34,030)
Expense of film and broadcast rights for broadcasting	11,826	15,069
	(20,884)	(39,337)

Cash and cash equivalents

	December 31,	June 30,
	2016	2016
	$	$
Cash	47,038	69,725
Cash equivalents	11,172	10,721
	58,210	80,446

(16)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Three months ended December 31, 2016
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	4,643	15,396	58,845	78,884
Direct production cost and expenses, general and administrative expenses	4,184	9,852	42,470	56,506
Segment profit	459	5,544	16,375	22,378
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				4,059
Finance expense, net				6,706
Amortization of acquired and library content				2,526
Other expense, net				1,293
Income before income taxes				7,794

	Three months ended December 31, 2015
	CPLG	DHX Television	Content Business	Consolidated
	$		$	$
Revenues	7,581	18,780	55,119	81,480
Direct production cost and expenses, general and administrative expenses	4,319	9,733	45,926	59,978
Segment profit	3,262	9,047	9,193	21,502
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				3,457
Finance expense, net				1,286
Other expense, net				1,816
Income before income taxes				14,943

(17)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

	Six months ended December 31, 2016
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$
Revenues	10,543	30,834	91,341	132,718
Direct production cost and expenses, general and administrative expenses	8,096	20,498	68,205	96,799
Segment profit	2,447	10,336	23,136	35,919
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				7,884
Finance expense, net				10,496
Amortization of acquired and library content				5,827
Other expense, net				1,919
Income before income taxes				9,793

	As at December 31, 2016
Non-current assets
Long-term amounts receivable	—	—	21,140	21,140
Deferred financing fees	—	—	440	440
Acquired and library content (notes 3 and 6)	—	—	83,773	83,773
Property and equipment	292	375	25,149	25,816
Intangible assets	7,162	72,215	58,478	137,855
Goodwill	—	29,864	174,714	204,578
	7,454	102,454	363,694	473,602

	As at December 31, 2016
Current liabilities
Bank indebtedness	—	—	8,641	8,641
Accounts payable and accrued liabilities	8,478	10,008	85,382	103,868
Deferred revenue	4,475	—	38,851	43,326
Interim production financing	—	—	89,124	89,124
Current portion of long-term debt and obligations under finance leases	—	—	11,803	11,803
	12,953	10,008	233,801	256,762

(18)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

	Six months ended December 31, 2015
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$
Revenues	14,288	37,600	93,502	145,390
Direct production cost and expenses, general and administrative expenses	7,750	22,335	78,620	108,705
Segment profit	6,538	15,265	14,882	36,685
Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				6,673
Finance expense, net				3,223
Other expense, net				2,955
Income before income taxes				23,834

	As at June 30, 2016
Non-current assets
Long-term amounts receivable	—	—	20,753	20,753
Deferred financing fees	—	—	526	526
Property and equipment	323	548	16,812	17,683
Intangible assets	8,055	72,507	64,048	144,610
Goodwill	—	29,864	175,478	205,342
	8,378	102,919	277,617	388,914

	As at June 30, 2016
Current liabilities
Accounts payable and accrued liabilities	10,778	15,762	101,904	128,444
Deferred revenue	2,696	—	24,909	27,605
Interim production financing	—	—	92,003	92,003
Current portion of long-term debt and obligations under finance leases	—	—	11,567	11,567
	13,474	15,762	230,383	259,619

(19)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	Three months ended		Six months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$	$	$	$
Content Business
Production revenue	17,677	20,712	21,174	24,813
Distribution revenue	22,409	18,577	37,092	32,608
Merchandising and licensing and other revenue	8,336	4,342	12,238	10,289
Producer and service fee revenue	10,423	11,487	20,837	25,791
	58,845	55,118	91,341	93,501
DHX Television revenue
Subscriber revenue	13,527	15,495	27,472	32,273
Promotion and advertising revenue	1,869	3,286	3,362	5,328
	15,396	18,781	30,834	37,601
CPLG
Third party brand representation revenue	4,643	7,581	10,543	14,288
	78,884	81,480	132,718	145,390

Of the Company’s $78,884 and $132,718 in revenues for the three and six months ended December 31, 2016, (December 31, 2015 - $81,480 and $145,390), $52,144 and $89,626 was attributable to the Company’s entities based in Canada (December 31, 2015 - $46,349 and $90,993), $317 and $725 (December 31, 2015 -$1,671 and $3,954) was attributable to the Company’s entities based in the USA and $26,423 and $42,367 (December 31, 2015 -$33,460 and $50,443) was attributable to the Companies entities based outside of Canada and the USA.

As at December 31, 2016, the following non-current assets were attributable to the Company’s entities based in the USA: $63 of property and equipment, $180 of intangible assets, and $932 of goodwill (June 30, 2016 - $101, $209, and $896, respectively). As at December 31, 2016, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $1,553 of property and equipment, $34,371 of intangible assets and $3,705 of goodwill (June 30, 2016 - $431, $37,755, and $3,846 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

(20)